Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

What does it take to get people to be kind online?

Marketplace Tech

JUL 12, 2021

KIMBERLY ADAMS AND STEPHANIE HUGHES

What does it take to get people to be kind online?

Nextdoor, which is planning an IPO, says it is willing to accept a decline in user engagement if that reduces racist speech on the platform.

The neighborhood social media platform Nextdoor is planning to go public at a valuation of around $4.3 billion.

The company says it saw astronomical growth in active users this past year. Its shares will be traded under the ticker symbol “KIND”; part of the company’s mission, it says, is to cultivate kindness. At the same time, the platform has struggled to deal with hate speech and the spread of misinformation.

Susan McGregor is a scholar with the Data Science Institute at Columbia University. She said even though people may know one another on Nextdoor, it doesn’t necessarily make them nicer. The following is an edited transcript of our conversation.

Susan McGregor: One thing we know is that people are just as mean when they are posting under their real names as when they are not. Unfortunately too though, there’s also this problem of misinformation, and one of the things that we know about misinformation is that very often the credence that we give to information has to do with who we get it from. So, in that sense, a platform like Nextdoor can be a real breeding ground for misinformation, precisely because the people that we’re hearing from, we feel we know them, we trust them and we give more credence to the information they’re sharing than we would if we encountered it in another context.

Kimberly Adams: So at the same time, the platform does connect people. I mean, I loaned a ladder to a person I didn’t know from Eve who I met on Nextdoor. Is there a real chance for the company to keep the community and the connection, but not make the same mistakes that other social media platforms have?

McGregor: I think there’s definitely an opportunity, and personally, I think the key to this is being really transparent about what the rules of participation are and what the penalties are for breaking those rules. I think the challenge they’re going to face is that they are going with an ad-based revenue model, and that means that they need more people on the app. And so are they willing to risk alienating people who are not behaving well, in the hope that that’s going to attract more people who will engage with it constructively?

Adams: But is it possible? Can you have an ad-driven business model and also be a kind place and scale and grow as Nextdoor is promising investors and users that it’s going to be?

McGregor: I think it’s very difficult. An ad-based model means, No. 1, you’re selling eyeballs. The attention of your users is what you’re selling to advertisers. So you need more users, and you need people to spend more time on the app, and what we’ve seen in the last decade or so is that the main thing that sells right now is controversy and antagonism. I think you’d need a really unique confluence of things to demonstrate that you created that really high-quality community, making it the kind of brand that advertisers both want to use but also are even willing to pay a premium for, and I think that’s a really difficult needle to thread.

Susan McGregor (Gabriela Bhaskar)

Adams: Some of these issues that other social media platforms encounter that Nextdoor seems to be on its way to encountering if it hasn’t already, will they be addressed once Nextdoor goes public and has access to all of these additional resources?

McGregor: Unfortunately, history suggests that the answer is probably not. Right? Facebook doesn’t lack for financial resources, they don’t lack for technical resources. And yet, they still haven’t been able to solve a lot of these problems. Again, I think the reality is that it’s less a question of feasibility as it is the will to do it. One thing that I often note is the fact that, and this is most fundamentally true for public companies, which is that they have a first obligation to serve the interests of their shareholders. And that means that their job is to essentially maximize revenue. Now, Nextdoor isn’t projecting that it’s going to be profitable even within the next few years, but ultimately, the endgame there is you have to serve your shareholders. As long as it’s not illegal to do things like allow misinformation to circulate, etc., it’s gonna be very difficult, in fact, more difficult as a public company, to do everything that’s even technically possible to mitigate those risks. Oftentimes, allowing that to happen is actually serving your bottom line. I think it’s something where, realistically speaking, if we want to reduce the likelihood of these problems in online spaces, this is where really we have to get creative with regulation and start thinking about what it means to have these kinds of spaces. And make it possible, really, for a publicly held company to make the choice or require them to make the choice to do better in terms of things like content moderation and misinformation, because right now, there isn’t really a lot they can do when they are beholden to their shareholders.

Adams: A lot of people use Nextdoor as kind of a neighborhood watch. How is that affecting communities?

McGregor: I think obviously, the idea of kind of looking out for one another is great in principle. Unfortunately, what we know about the concept of neighborhood watches is that in general, they are used to ostracize and they are used to raise suspicions often for not really legitimate reasons, right? So this is a situation where we’re probably going to see things like discrimination manifest. I think it sort of derives from this idea that we’re all at risk from one another all the time, and I think it’s one of those things where as an individual, you have to wonder, is this really enhancing my quality of life or safety, or is it actually just making me suspicious of my neighbors for no particular reason?

Related links: More insight from Kimberly Adams

Nextdoor points to changes it’s made to address racist speech and misinformation, including anti-bias training for moderators and pop-up reminders not to use offensive language.

A spokesperson said via email: “With products like the Kindness Reminder, the COVID-19 Information Reminder and the Anti-racism Notification, we continue to add friction to encourage people to slow down and be more thoughtful. While this could lead to some members refraining from posting, a dip in engagement is something we’re willing to trade for stronger connections and more productive and meaningful conversations among neighbors with whom you may share a sidewalk. It’s important to note that the majority of interactions on Nextdoor exemplify the community we want to build and the neighborhoods we want to live in, and that’s something we are continuing to invest in.”

Nextdoor is keeping a running list of the actions its taking to push for inclusiveness and fight misinformation on the platform. The company’s blog includes recent updates, including banning “dehumanizing” terms when talking about people who aren’t citizens.

Bloomberg reported last year about the now-defunct “Forward to police” function on Nextdoor, which civil rights groups complained encouraged racial profiling. Nextdoor removed the feature last summer as part of its anti-racism initiatives.

Reuters has more details on the money behind Nextdoor’s initial public offering. Like many tech firms lately, the company is using a special-purpose acquisition company, or SPAC, basically a shell company that makes it easier to go public. The company says it will use the money from the offering to hire more people and expand into more neighborhoods and countries.

NiemanLab has a piece on the role Nextdoor has played in spreading vaccine misinformation, including the personal experience of journalist Jane Elizabeth. She was trolled as she tried to help elderly residents of her own community get their shots.

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Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

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SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

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These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.